KVH Industries, Inc.
50 Enterprise Center
Middletown, RI 02842 U.S.A.
Phone: 401-847-3327

March 25, 2013

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    SEC File No. 001-35843/000-28082
Withdrawal of Filing Coded as a Registration Statement

Ladies and Gentlemen:
On March 18, 2013, KVH Industries, Inc., (the “Company”) filed a Form 12b-25 via the EDGAR system. The filing was inadvertently submitted using the incorrect EDGAR submission type “10-12B,” which is the general form for registration of a class of securities pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
To the extent that the filing is treated as such a registration statement under the Exchange Act, the Company hereby respectfully requests the withdrawal of such registration statement.
Please note that, on March 19, 2013, the Company filed a Form 12b-25 using the correct EDGAR submission type “NT 10-K.” For the avoidance of doubt, the Company is not requesting that any action be taken with respect to such Form 12b-25.
If you have any questions regarding this request, please contact John D. Hancock, Esq. of Foley Hoag LLP, counsel to the Company, at (617) 832-1201, or Felise Feingold, General Counsel of the Company, at (401) 845-8148.
Sincerely,
KVH Industries, Inc.
/s/ Peter Rendall
Peter Rendall
Chief Financial Officer

cc:    Felise Feingold, Esq.
John D. Hancock, Esq.